United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

March 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐       No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

Press Release

Global Markets & Investment Banking
March 14, 2006
CVRD – Companhia Vale do Rio Doce
Av. Graça Aranha, 26 – 19th Floor
20005-900 Rio de Janeiro, RJ — Brazil
Dear Sirs:
          On January 23, 2006, Companhia Vale do Rio Doce (“CVRD” or the “Company”) announced (the “Announcement”) its intention to convert Caemi Mineração e Metalurgia S.A. (“Caemi”, and together with CVRD the “Companies”) into a wholly-owned subsidiary of CVRD pursuant to an “Incorporação de Ações” as defined by Brazilian Federal Law No. 6,404, of December 15, 1976 which would be implemented by the acquisition in the market of the 39.77% stake that CVRD did not already own in Caemi (the “Exchange”).
          As a consequence of the Exchange, CVRD will conduct a capital increase. For purposes of the capital increase at CVRD, you have asked us to provide you with a report (1) stating a valuation of 100% of the outstanding shares of Caemi based exclusively on the 90-day average closing price of its non-voting shares (the “Average Market Price per Share”) during the period immediately preceding the Announcement (the “Report”), and (2) confirming that the chosen methodology for calculating the Average Market Price per Share is a reasonable methodology for valuing the shares of Caemi that will be acquired. The Report is comprised of this letter and the attached appendix.
          In preparing the Report, we have compiled the closing price of the Bovespa’s regular trading hours of Caemi’s non-voting shares during the 90-day period beginning October 26, 2005 and ending January 23, 2006 (please see Appendix 1) and determined the Average Market Price per Share by calculating the arithmetic mean and rounding it to five decimal places, which resulted in a value of R$3.52311 per share. Based on the criteria described above, we determined a valuation of 100% of the outstanding shares of Caemi based on the Average Market Price per Share by multiplying the Average Market Price per Share by the total number of Caemi voting and non-voting shares outstanding as of September 30, 2005 of 3,919,746,667 shares.
          We also confirm that the chosen methodology for valuing the shares of Caemi that will be acquired is a reasonable methodology considering the dispersion and liquidity of the shares in the market.
          In preparing this Report, we have assumed and relied on the accuracy of share price and other information made available by the BOVESPA, which we have not independently verified. We have not performed any other form of valuation analysis of any of the Companies, such as, for example, a Discounted Cash Flow analysis or a multiple analysis. We have not been asked to express and we do not express a view regarding the fairness of the valuation of the shares of Caemi stated herein. The scope of our assignment and this Report do not encompass or address, and should not be construed as encompassing or addressing, any other aspect, consequence, term or condition of the Exchange or the capital increase to be conducted in connection with the Exchange. We are not providing CVRD with any tax, legal or accounting advice on any aspect, consequence, term or condition of the Exchange or the capital increase to be conducted in connection with the Exchange and we do not express any view regarding compliance with any applicable laws and regulations, tax implications or accounting treatment arising from, or in connection with, the Exchange or the capital increase to be conducted in connection with the Exchange.
          We have been engaged by CVRD to advise it in connection with the Exchange and will be receiving a fee for our services. In addition, CVRD has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to CVRD and/or its affiliates, and we expect to continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of our business, we may actively trade CVRD and Caemi shares and other securities of the Companies and their affiliates, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Except for what has been described above, Merrill Lynch does not hold a stake, directly or indirectly, in CVRD and Caemi and has no interest in the Exchange.
          We confirm that CVRD has not limited or interfered with our activities and has not taken any action to restrict our access to any information relevant to the preparation of this Report.
          This Report is addressed to CVRD only and does not address the underlying business decision by CVRD to engage in the Exchange and does not constitute a recommendation to any of the Companies or its shareholders in connection with the Exchange.
          Subject to and based on the foregoing, for purposes of the capital increase to be effected by CVRD in connection with the Exchange, the value of 100% of the outstanding shares in Caemi, as determined based on the Average Market Price per Share during the 90-day period preceding the Announcement, was R$13,809,698,679.97 (thirteen billion, eight hundred and nine million, six hundred and ninety eight thousand, six hundred and seventy nine reais and ninety seven cents).

Very truly yours, Banco Merrill Lynch de Investimentos S.A

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Appendix 1
Non-Voting Closing Stock Prices of Caemi (1)

CMET 4 (R$)
23-Jan-2006	3.84
20-Jan-2006	3.88
19-Jan-2006	3.93
18-Jan-2006	3.81
17-Jan-2006	3.81
16-Jan-2006	3.89
13-Jan-2006	3.83
12-Jan-2006	3.83
11-Jan-2006	3.88
10-Jan-2006	3.79
09-Jan-2006	3.80
06-Jan-2006	3.86
05-Jan-2006	3.79
04-Jan-2006	3.64
03-Jan-2006	3.50
02-Jan-2006	3.39
29-Dec-2005	3.41
28-Dec-2005	3.38
27-Dec-2005	3.32
26-Dec-2005	3.34
23-Dec-2005	3.35
22-Dec-2005	3.35
21-Dec-2005	3.39
20-Dec-2005	3.36
19-Dec-2005	3.36
16-Dec-2005	3.40
15-Dec-2005	3.37
14-Dec-2005	3.45
13-Dec-2005	3.37
12-Dec-2005	3.35
09-Dec-2005	3.33
08-Dec-2005	3.28
07-Dec-2005	3.25
06-Dec-2005	3.39
05-Dec-2005	3.48
02-Dec-2005	3.55
01-Dec-2005	3.55
30-Nov-2005	3.44
29-Nov-2005	3.45
28-Nov-2005	3.38
25-Nov-2005	3.47
24-Nov-2005	3.48
23-Nov-2005	3.47
22-Nov-2005	3.45
21-Nov-2005	3.45
18-Nov-2005	3.35
17-Nov-2005	3.32
16-Nov-2005	3.29
14-Nov-2005	3.30
11-Nov-2005	3.38
10-Nov-2005	3.37
09-Nov-2005	3.40
08-Nov-2005	3.61
07-Nov-2005	3.71
04-Nov-2005	3.70
03-Nov-2005	3.73
01-Nov-2005	3.65
31-Oct-2005	3.58
28-Oct-2005	3.46
27-Oct-2005	3.47
26-Oct-2005	3.50
Sum	214.91
Days	61

Average	3.52311

(1)	Source: Bovespa.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 16, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations